UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
No Act

February 15, 2006

C. William Baxley
King & Spalding LLP
191 Peachtree Street
Atlanta, GA 30303

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/15/2006

Re: Sprint Nextel Corporation
Incoming letter dated December 23, 2005

Dear Mr. Baxley:

This is in response to your letter dated December 23, 2005 concerning the shareholder proposal submitted to Sprint Nextel by Maria Jordan. We also have received letters from the proponent dated January 11, 2006 and January 31, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Maria Jordan
6225 Northlake Drive
Parkville, MO 64152

101830

KING & SPALDING LLP

191 Peachtree Street
Atlanta, Georgia 30303-1763
www.kslaw.com

C. William Baxley
Direct Dial: (404) 572-3580
Direct Fax: (404) 572-5146

December 23, 2005

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: ***Sprint Nextel Corporation/Shareholder Proposal Submitted by Maria Jordan***

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Sprint Nextel Corporation (the "Company"), we give you notice of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2006 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a shareholder proposal and "supporting statement" (the "Proposal") received from Maria Jordan (the "Proponent"), a copy of which is attached to this letter as Attachment A. Ms. Jordan, the wife of a former employee of the Company, submitted the Proposal in a letter dated September 20, 2005, received by the Company on September 22, 2005.

The Proposal requests that the Company's Board of Directors cause to be prepared and issued to the Company's shareholders a report evaluating the actions of the Company in connection with disclosure in the proxy statements for the Company's 2004 and 2005 Annual Meetings of Shareholders of relocation benefits received by certain of the Company's executive officers and other related matters. Enclosed are six (6) copies of this letter and its attachment.

It is the Company's position that the Proposal may be omitted from its Proxy Materials based on the following Exchange Act rules: 14a-8(i)(4) - Personal Grievance, Special Interest; 14a-8(i)(7) - Management Functions; and 14a-8(i)(10) - Substantially Implemented.

On behalf of the Company, we hereby respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the Proposal from its Proxy Materials.

Rule 14a-8(i)(4) - Personal Grievance; Special Interest

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Staff has stated that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns (Exchange Act Release No. 19135, October 14, 1982). The predecessor Rule 14a-8(c)(4) was designed to prevent shareholders from abusing the shareholder proposal process to achieve personal ends not necessarily in the common interest of other shareholders. *See* Exchange Act Release No. 20091 (August 16, 1983).

The Proponent is the spouse of a former employee of the Company, Jack Jordan. The Company believes that the Proponent is attempting to use the shareholder proposal process in an effort to redress her husband's personal grievance with the Company and to further Mr. Jordan's and the Proponent's own personal interests. On numerous occasions the Staff has recognized that family members acting as one anothers' alter egos cannot successfully evade the proxy rules. *See* NMR of America, Inc. (May 11, 1993); General Motors Corporation (March 28, 1985); Trans World Corporation (February 23, 1983); and Texas Instruments, Inc. (January 19, 1982). While this principle has most frequently been cited by the Staff in the context of families who seek to evade the "one proposal" limitation found in Rule 14a-8(c), it is equally applicable in the context of Rule 14a-8(i)(4). *See* Burlington Northern Santa Fe Corporation (February 1, 2001) (proposals by a former employee and family members all excludable on grounds of personal grievance).

Mr. Jordan worked for the Company from 2003 until April 2005. In December 2004 he began expressing dissatisfaction with his supervisor, the performance evaluation he had received for the prior year, and his workload. He also requested to review background information relating to his performance evaluation. After he did not receive the assurances and information he sought on these employment matters, Mr. Jordan began elevating concerns with aspects of the Company's 2004 proxy statement, including aspects addressed in the Proposal at issue. Repeatedly, Mr. Jordan raised issues associated with the proxy statement in conjunction with the assurances he sought regarding his employment concerns. Indeed, documents discovered on Mr. Jordan's laptop computer after his departure show that he was prepared to cease pursuing his concerns with the 2004 proxy statement if the Company made certain financial concessions regarding his employment circumstances. After a series of meetings regarding these matters in early 2005, Mr. Jordan took paid leave, initially at his request. The paid leave was then extended by the Company, and in April 2005, Mr. Jordan resigned. Mr. Jordan commenced legal proceedings and has indicated that he is considering bringing additional claims in litigation relating to issues that arose during his employment with the Company. The legal proceeding initiated by Mr. Jordan was recently dismissed on the merits with no finding of wrongdoing by the Company, and the Company believes that all potential claims that have been threatened by Mr. Jordan are entirely without merit.

In response to the concerns Mr. Jordan had expressed regarding the 2004 proxy statement, independent outside counsel was engaged to perform a full investigation of Mr. Jordan's allegations. In March 2005, such independent outside counsel issued a report of its investigation. The report recommended that additional disclosure regarding those benefits was appropriate in order to comply with the technical requirements of the federal securities laws. Mr. Jordan was promptly advised in writing of the conclusions contained in the report and the Company's intended remedial actions. As indicated in the Proposal, the Company included additional disclosure in its 2005 proxy statement of certain relocation benefits received in 2003 by certain of the Company's executive officers.

The Staff has long articulated the view that Rule 14a-8 may not be misused by disgruntled former employees to redress their personal grievances or address their personal interests. In the Staff's letter to International Business Machines Corporation dated February 5, 1980, the Staff stated as follows:

> After consideration of the information contained in your letter and the exhibit thereto, this Division believes that there may be some basis for your view that the proposal may be omitted in reliance upon Rule 14a-8(c)(4) [the predecessor to Rule 14a-8(i)(4)]. In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company.

See also General Electric Co. (February 2, 2005) (proposal requesting GE's chief executive officer address certain matters excludable as a personal grievance when submitted by an employee who brought and lost a discrimination claim); Phillips Petroleum Corp. (March 12, 2001) (proposal requesting that the company make certain disclosures to shareholders excludable as a personal grievance when submitted by a discharged employee who was seeking "to settle the accounts" with the company relating to the termination of his employment); Station Casinos, Inc. (October 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when submitted by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); International Business Machines (January 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when submitted by a customer who had an ongoing complaint against the company in connection with the purchase of a software product); Lee Data Corporation (May 11, 1990) (proposal to investigate and prepare a report on alleged management misconduct excludable because there was a relationship between the proposal and the proponent's claim against the company in separate legal actions).

The Company believes that a similar conclusion is warranted in this case, as the Company believes that the Proponent has submitted the Proposal to further Mr. Jordan's objectives in connection with his ongoing dispute with the Company. As the Staff has previously indicated, the purpose of the shareholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." *See* Exchange Act Release No. 3638 (January 3, 1945). Rule 14a-8(i)(4) is designed to allow registrants to exclude proposals that involve disputes that are not of interest to shareholders in general, "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." *See* Exchange Act Release No. 12999 (November 22, 1976). The Staff has further stated that such "use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." *See* Exchange Act Release No. 19135 (October 14, 1982).

For the reasons set forth above, the Company believes that the Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(4) because the Proponent is attempting to use the shareholder proposal procedure to redress her husband's personal grievance with the Company and further their personal interest.

<u>Rule 14a-8(i)(7) - Management Functions</u>

The Proposal also may be omitted from the Proxy Materials on the basis of Rule 14a-8(i)(7), which permits the exclusion of shareholder proposals that address matters relating to a company's "ordinary business operations."

The Company believes that the Proposal is excludable under Rule 14a-8(i)(7) because the Staff has indicated that where, as is the case with the Proposal, a proposal would require the preparation of a report on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. Where it does, the proposal, even though it requires only the preparation of a report and not the taking of any action with respect to such business operations, will be excludable. (Exchange Act Release No. 20091, August 16, 1983). In Exchange Act Release No. 40018 (May 21, 1998), the Commission amended the shareholder proposal rules and advised that the Staff would determine excludability under the "ordinary business standard" on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed. *See also* Johnson Controls, Inc. (October 26, 1999) (staff indicating that "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)").

The Proposal implicates the Company's ordinary business operations because it requests that the report to shareholders include information related to the Company's decisions to censure, punish, or otherwise discipline a particular employee. Specifically, the Proposal requests a report on "any disciplinary or other action taken against any Sprint officer in connection with" the matters described in the Proposal. Consistent with significant Staff precedent, the Proposal's request regarding disciplinary matters of specific officers renders the entire Proposal excludable under Rule 14a-8(i)(7). *See, e.g.,* Merrill Lynch & Co. Inc. (February 8, 2002) (requesting that the chief executive officer resign and forego certain termination benefits); Deere & Company (August 30, 1999) (seeking to censure Deere's chief executive officer and reduce his annual salary by $50,000 for certain specified "failures of duty"); UAL Corporation (March 15, 1990) (requesting that the board censure the president and chief executive officer for certain conduct).

The Proposal's request to prepare a report evaluating the Company's disclosure controls and procedures and disciplinary actions also falls squarely within the ordinary business exception. The Staff has explained that matters of ordinary business operations include proposals that "seek to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* Exchange Act Release No. 40018 (May 21, 1998). More specifically, the Staff has consistently stated that shareholder proposals relating primarily to the nature of communications between a company and its shareholders may be excluded as relating to ordinary business. For example, in Santa Fe Southern Pacific Corporation (January 14, 1988) the Staff found a proposal to be excludable under the predecessor to Rule 14a-8(i)(7) because the proposal related to the "technical preparation of company reports." The subject matter of this Proposal (the disclosure of executive relocation benefits and related matters) relates primarily to communications between the Company and its shareholders and relates specifically to a matter involving the technical preparation of the Company's proxy statement.

For the reasons set forth above, the Company believes that the Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(10) - Substantially Implemented

The Proposal also is excludable from the Proxy Materials on the basis of Rule 14a-8(i)(10), which permits a company to omit a proposal from its proxy materials when it "has already been substantially implemented."

The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has implemented the essential objective of the proposal. *See* Xcel Energy, Inc. (February 17, 2004); PPG Industries, Inc. (January 19, 2004); and Telular Corp. (December 5, 2003). In addition, when a company can demonstrate that it has already adopted policies or taken actions to address a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See* Nordstrom Inc. (February 8, 1995).

The Company believes that the Proposal is excludable under Rule 14a-8(i)(10) because the Proposal requests the Company to evaluate and report on the inadvertent omission of certain disclosures from its 2004 proxy materials. As discussed above, independent outside counsel was engaged promptly when Mr. Jordan's complaints first included references to the 2004 proxy statement. Such independent outside counsel conducted a thorough evaluation of the issues in question and prepared a report. Acting on the advice of such report, the Company included additional disclosure in its 2005 proxy statement of certain relocation benefits received in 2003 by certain of the Company's executive officers.

Accordingly, the Company believes that the Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

Conclusion

Based upon the foregoing, on behalf of the Company, we respectfully request the Staff to confirm that it will not recommend any enforcement action if the Company excludes the Proposal from the Proxy Materials for its 2006 Annual Meeting of Shareholders in reliance on Rule 14a-8(i)(4), Rule 14a-8(i)(7) and/or Rule 14a-8(i)(10).

In accordance with Rule 14a-8(j)(1), a copy of this letter is being forwarded to the Proponent as formal notice of the Company's intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files the Proxy Materials in definitive form with the Securities and Exchange Commission.

Should you have any questions or comments regarding the foregoing, or if additional information is required in support of the Company's position, please contact the undersigned at (404) 572-3580, or Michael J. Egan III at (404) 572-4753.

Sincerely,

Bill Baxley

C. William Baxley

cc: Ms. Maria Jordan (by UPS)

Mr. Gary D. Begeman
Sprint Nextel Corporation

Ms. Christie Hill
Sprint Nextel Corporation

Mr. Brian Lane
Gibson, Dunn & Crutcher LLP

Attachment A

Jordan Shareholder Proposal

RECEIVED
7 2005

Maria Jordan
6225 Northlake Drive
Parkville, MO 64152
816-746-1955
mfmjordan@hotmail.com

RECEIVED
SEP 22 2005
CORPORATE SECURITY

September 20, 2005

Sprint Nextel Corp.
Attn: Corporate Secretary
6200 Sprint Parkway
Mailstop KSOPHF0302-3B679
Overland Park, KS 66251

Dear Ms. Hill:

Enclosed please find a shareholder proposal that I am submitting for inclusion in the proxy statement of Sprint Nextel Corp. for the 2006 annual meeting.

I own 176 shares of Sprint Nextel common stock. I have continuously held these shares for more than 1 year and I will continue to hold these shares through the date of the 2006 annual meeting.

Sincerely,

Stockholder Proposal Concerning
Failure to Disclose Transactions with Executive Officers

RESOLVED: That the shareholders of Sprint Nextel hereby request that the board of directors cause to be prepared and issued to stockholders a report that thoroughly addresses the failure in 2004 by Sprint management to disclose significant transactions with executive officers. Specifically, the report should include the following:

1. The factors (pro and con) considered by any Sprint board member or officer in analyzing:
   a. whether to withhold disclosure of the Undisclosed Transactions (defined below) in 2004 and then to reverse this decision in 2005;
   b. the extent to which the failure to make any disclosure in Item 1.c, below, might constitute a deficiency in Sprint's disclosure controls and procedures; and
   c. the extent to which the failures to disclose (i) the Undisclosed Transactions, (ii) any directly or indirectly related deficiency in Sprint's disclosure controls and procedures, or (iii) related waivers of Sprint's ethics code were intentional or could otherwise constitute violations by any Sprint officer of any securities laws, SEC rules, NYSE rules, or Sprint's ethics code.
2. Any disciplinary or other action taken against any Sprint officer in connection with their involvement in matters covered by Item 1.c, above.
3. Any actions that were taken to remedy any deficiency in Sprint's disclosure controls and procedures covered by Item 1.b, above.
4. A timeline detailing when any Sprint officer, other employee, or board member considered or took any action from 2003 through 2005 regarding any of the issues in Items 1 through 3, above.
5. A precise description of how the value of the former residences of Mr. Forsee and Mr. Hawthorne were set far in excess of the actual market values of their respective homes.

Stockholder's Statement in Support of the Proposal

The SEC proxy rules clearly require Sprint to disclose each year any transaction with any executive officer that amounted to at least $60,000. SEC guidance specifically informs companies that payments under relocation programs should be disclosed to stockholders under this rule. In addition, as part of the reforms adopted under the Sarbanes-Oxley Act of 2002, companies are required to disclose any loans made to executive officers. However, Sprint concealed or otherwise failed to provide the most relevant such disclosures in 2004.

The information in the following paragraph related to transactions between Sprint and its executive officers that resulted in indirect payments or loans to those executives in 2003. Consequently, these matters were required to be disclosed in Sprint's annual report or proxy statement in 2004. However, the required disclosure was not made when Sprint's proxy statement was filed with the SEC on March 16, 2004 or when Sprint's 2003 annual report was filed on March 9, 2004 or when it was amended and re-filed on November 9, 2004. The information that Sprint should have disclosed in 2004 was finally disclosed for the first time on March 15, 2005, when Sprint filed a registration statement on Form S-4 that described the following transactions with and loans to executive officers (the "Undisclosed Transactions"):

> In 2003, Mr. Forsee, Sprint's Chairman and CEO . . . and Bruce Hawthorne, Sprint's Executive Vice President and Chief Staff Officer who left Sprint in February 2004, relocated to the Kansas City area. [Sprint's relocation company purchased the residences of these officers and then resold them at a loss. Sprint was required to reimburse the relocation company for the losses sustained on each property, which amounted to $720,000 on Mr. Forsee's residence and $250,000 on Mr. Hawthorne's residence. Two other executive officers of Sprint] received short-term [loans] under Sprint's relocation policy of $250,000 and $100,000, respectively, in connection with their relocations to the Kansas City area in 2003. . . .

The significance of the failure to disclose the foregoing required information is that, in the aggregate, transactions involving payments to executive officers of more than $1 million had been omitted from Sprint's 2004 SEC filings. Significantly, nearly the entire amount was paid either to Sprint's CEO or to his handpicked Chief Staff Officer, who left Sprint less than one year after joining it, in a series of transactions that resulted in Sprint paying far in excess of the market values of Mr. Forsee's and Mr. Hawthorne's homes. The undisclosed payments to Mr. Forsee amounted to some 94% of his 2003 salary, and although Mr. Hawthorne's 2003 salary was not disclosed, the payments to him also presumably represented a very significant percentage of his 2003 salary.

Sprint Nextel stockholders have an interest in knowing how this failure in Sprint's disclosure occurred, whether it involved a failure of Sprint's corporate governance, and, if transactions involving payments to top executives were deliberately concealed from stockholders, whether the officers involved in this act of concealment have been called to account for their actions. If you agree, please vote FOR this stockholder proposal.

RECEIVED
2006 JAN 17 AM 11:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Maria Jordan
6225 Northlake Drive
Parkville, MO 64152
816-746-1955

January 11, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Sprint Nextel Corporation/Shareholder Proposal Submitted by Maria Jordan

Dear Sir or Madam:

I received a copy of the letter to you dated December 23, 2005 from King & Spalding LLP on behalf of Sprint Nextel Corporation. I would like to inform you that I intend to respond to Sprint's request for no action by you, and I respectfully request that you not respond to Sprint's request until after you have received my response.

If you have any questions or comments regarding my response, please contact me at the number provided above.

Thank you.

Sincerely,

cc: C. William Baxley
King & Spalding LLP

Maria Jordan
6225 Northlake Drive
Parkville, MO 64152
mfmjordan@hotmail.com

January 23, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Sprint Nextel Corporation/Shareholder Proposal Submitted by Maria Jordan

Dear Sir or Madam:

I would like to inform you that after careful consideration I have decided not to respond to Sprint's request for a no-action letter regarding the captioned proposal. Please do not delay your decision on my account.

If you have any questions or comments regarding my response, please contact me at the email address provided above.

Thank you.

Sincerely,

cc: C. William Baxley
King & Spalding LLP
191 Peachtree Street
Atlanta, GA 30303-1763

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Nextel Corporation
Incoming letter dated December 23, 2005

The proposal requests the board to prepare a report addressing the company's failure to disclose in 2004 certain significant transactions with executive officers.

There appears to be some basis for your view that Sprint Nextel may exclude the proposal under rule 14a-8(i)(7), as relating to Sprint Nextel's ordinary business operations (i.e., general legal compliance program and discipline of employees). Accordingly, we will not recommend enforcement action to the Commission if Sprint Nextel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Sprint Nextel relies.

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser